EXHIBIT (11)

NORTHWEST NATURAL GAS COMPANY

Statement re: Computation of Per Share Earnings

(Unaudited)

	Three Months Ended March 31,
Thousands, except per share amounts	2004	2003
Net income	$32,612	$26,404
Redeemable preferred stock dividend requirements	—	147

Earnings applicable to common stock - basic	32,612	26,257
Debenture interest less taxes	62	71

Earnings applicable to common stock - diluted	$32,674	$26,328

Average common shares outstanding - basic	25,972	25,617
Stock options	59	35
Convertible debentures	283	323

Average common shares outstanding - diluted	26,314	25,975

Earnings per share of common stock - basic	$1.26	$1.03

Earnings per share of common stock - diluted	$1.24	$1.01

For the three months ended March 31, 2004 and 2003, there were no shares attributable to outstanding stock options excluded from the calculation of diluted earnings per share.